New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People’s Republic of China 265701

January 27, 2011

Mr. H. Roger Schwall Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
New Dragon Asia Corp.
Preliminary Revised Proxy Statement on Schedule 14A
Filed December 21, 2010
Response Letter Dated December 18, 2010
File No. 1-15046

Registration Statement on Form S-3MEF
Filed October 16, 2010
File No. 333-162552

Dear Mr. Schwall:

We hereby respond to the comments set forth in the Staff’s letters dated December 10, 2010 and January 24, 2011 (the “Staff’s Letters”).  Simultaneous herewith, we are filing a further amended Preliminary Proxy Statement on Schedule 14A (the “Amended Schedule 14A”).
The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Letter Dated December 10, 2010

Comment	General

1.
We note your response to comment 3 from our letter dated December 10, 2010. You state without further explanation that the overissuance did not constitute a material weakness in either your internal control over financial reporting or your disclosure controls and procedures. Please provide a full analysis showing how you arrived at this determination.

Company Response:  We have reconsidered your comments and re-evaluated the over-issuance issue. We now conclude this is a material weakness. As the remedy to this material weakness, we will appoint the CFO, Ling Wang, as the Company Secretary to monitor each issuance of new stocks. We will also maintain a detailed record of authorized number of share capital and will update it for each issuance of new stocks to derive the remaining balance.

2.
In this regard, we note the disclosure in your Form 10-Q for the period ended September 25, 2010 in which you state that your disclosure controls and procedures were effective "except for the void share issuance as described in Note 21." Your statement on this matter must be unqualified — i.e. your controls are effective or they are not. Either revise your statement to remove the qualification or indicate that the controls were not effective and address the steps you have or will take to correct that weakness.

Company Response:  We will revise our statement and present in the coming Form 10-K as below-

“Under the supervision and with the participation of our management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 25, 2010, the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, our chief executive officer and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were not effective due to the void share issuance as described before.

To enhance the control over share issuance, the Company had designed and implemented a new control point by assigning an accounting officer to check against the ledger of the authorized share capital upon issuance of new shares in the future to ensure that any new issuance will be properly arranged within the limit of the authorized share capital.

3.
We note your response to comment 4 from our letter dated December 10, 2010, and we do not concur with your analysis. The term "confirmation" in Rule 462(b) refers to confirmations for sales made under the original registration statement, not confirmations sent in connection with additional shares registered under the rule.  As confirmations for the original offering had been sent at the time you filed the Form S-3MEF, you were not eligible to rely on Rule 462(b). Therefore, it appears that the shares subject to the Form S-3MEF were offered and sold without a valid, effective registration statement. We therefore reiterate our prior comment asking how you intend to remediate the sales of securities that were made since you filed the Form S-3MEF. Your proposed alternative is prospective and does not address those sales.

Company Response:  As discussed with the Staff, while it is unclear from C&DI 244.04 how the analysis discussed above would apply in the context of a delayed secondary offering (as was the case in the offering covered by the Form S-3MEF), in light of the Company’s need to resolve issues regarding the upcoming Annual Meeting of Shareholders, and based on the Staff’s determination that Rule 462(b) in unavailable in these circumstances, we intend to file a post-effective amendment to the Form S-3MEF de-registering all securities covered thereby.  Based, however, on a review of the beneficial holder records available to us, it appears that all such shares have been resold by the selling shareholders named therein prior to the date hereof.  Based on the Staff’s indication that the shares were not issued under an effective registration statement, we have considered several possibilities but believe that the only remedy that has been acceptable to the Securities and Exchange Commission in these situations—a registered rescission offer – may not be a practical alternative under the circumstances.  As indicated in the fee calculation associated with the Form S-3MEF, the total value of the shares registered thereby was $64,000, which amount would exceed the cost of proceeding with a formal offer (particularly in view of the significant factual investigation that would be required to ensure that only those shareholders who purchased the shares in question were offered the choice to exchange their shares for registered securities or seek recovery of the amount paid to the relevant selling shareholder).  In view of this , we intend to include a reference to this issue in our upcoming Form 10-K and will record a charge in the quarter ended March 25, 2011 in the event any of the holders seeks any claim against us or the relevant selling shareholder (for which we will be responsible under the registration rights agreement between us and such selling shareholder) under the Securities Act.

Letter Dated January 24, 2011

Comment	General

1.
We note your response to comment 1 in your letter dated November 22, 2010, which states that your proposed plan to cure the overissuance by means of an increase in authorized shares followed by a reverse stock split is "based on the advice of Florida counsel." Please identify such counsel in the proxy statement and disclose that you are relying on their opinion or advice, as applicable. If counsel provided a legal opinion regarding the validity of the proposed remediation plan under Florida law, please provide us with a copy of the opinion on a supplemental basis. If based on advice of counsel, please provide us with a letter from counsel.

Company Response:  As discussed with the Staff, we do not believe that the disclosure of the identity of our Florida counsel is required pursuant to any Item of Schedule 14A and we have confirmed that such counsel would not be willing to be named in the Schedule 14A and accept the potential liability associated with such disclosure in light of the context of the advice provided.  We are supplementally providing for the Staff’s review a copy of the written advice sent by such counsel to U.S. securities law counsel for the Company on which the amendment procedure and related proxy statement disclosure was based.  In light of the fact that no “clean opinion” has been received by us in this regard, we respect the wishes of such counsel that their name not be used in the Schedule 14A.

2.
We note your disclosure that the overissued shares are void under Florida law but that execution of your proposed plan will result in the "holders" of such void shares being "entitled to vote . . . and enjoy all other rights of a stockholder." Because your proposals would result in the issuance of newly-authorized Class A common stock to individuals who currently do not hold valid shares, your proposals appear to involve other matters with respect to which information is called for by other items of Schedule 14A.  Specifically, it appears that you are also soliciting shareholder approval of the authorization and issuance of 19,509,894 shares of Class A common stock, representing approximately 20% of your currently authorized Class A common stock, to the holders of your Series A and Series B Preferred Stock. See Note A to Schedule 14A. Therefore, please revise to include the disclosure required by Item 11 of Schedule 14A or explain why this is not required.

Company Response:  We believe that all information required by Item 11 is already contained in the Schedule 14A, including the information required by reference to Item 13.  Instruction 1 to Item 13 states that any information “… not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.”  We have reviewed the information mentioned in Items 13.a.1.-6. and believe that other than a pro forma presentation of the effect of the issuance on net income per share for the nine months ended September 25, 2010, none of the information is relevant to an informed judgment regarding the approval of the proposals related to the amendment of our Articles.  The revised Schedule 14A includes the pro forma calculation described in response to the Staff’s comment.

3.
Please disclose specific information regarding the circumstances surrounding the issuance of Class A common shares in excess of the amount authorized in your articles of incorporation. Such disclosure should include to whom such shares were issued, when such shares were issued., and how they were issued.

Company Response:  As :  We have added the following information regarding the issuance to the revised Schedule 14A: “Such shares were issued to holders of the Company’s Series A and Series B Preferred Stock as a quarterly interest dividend pursuant to the terms of the Series A and Series B Preferred Stock by means of electronic “book-entry” transfers in July and October of 2010 into the brokerage accounts of the relevant holder.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated.  If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970 . Thank you.

Sincerely, /s/ Li Xia Wang Li Xia Wang Chief Executive Officer New Dragon Asia Corp

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